SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDERSECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 333-99053-01

CEF Equipment Holding, L.L.C.
(Exact name of registrant as specified in its charter)
with respect to
GE Commercial Equipment Financing LLC, Series 2003-1

Delaware (State or other jurisdiction of incorporation or organization)	75-3066756 (I.R.S. Employer Identification No.)

44 Old Ridgebury Road, Danbury, Connecticut (Address of principal executive offices)	06810 (Zip Code)

See Schedule A, attached hereto.
(Title of each class of securities covered by this Form)

See Schedule B, attached hereto.
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 15d-6		[ ]

Approximate number of holders of record as of the certification or notice date:
See Schedule C, attached hereto.

Pursuant to the requirements of the Securities Exchange Act of 1934,
CEF Equipment Holding, L.L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 30, 2004	By: /s/ Michael Cipolla

Name: Michael Cipolla Title: Vice President and Principal Servicing Officer

SCHEDULE A

Title of each class of securities covered by the attached Form 15

GE Commercial Equipment Financing, LLC Series 2003-1	Class A-1
GE Commercial Equipment Financing, LLC Series 2003-1	Class A-2
GE Commercial Equipment Financing, LLC Series 2003-1	Class A-3
GE Commercial Equipment Financing, LLC Series 2003-1	Class A-4
GE Commercial Equipment Financing, LLC Series 2003-1	Class B

SCHEDULE B

     TITLE OF EACH CLASS OF SECURITIES FOR WHICH THERE IS A CONTINUING DUTY TO FILE REPORTS

NONE

SCHEDULE C

APPROXIMATE NUMBER OF HOLDERS OF RECORD AS OF THE DATE OF THE
ATTACHED FORM 15 (BY SERIES AND CLASS):

Series and Class of Securities	Number of Holders of Record

GE Commercial Equipment Financing, LLC Series 2003-1 Class A-1	3
GE Commercial Equipment Financing, LLC Series 2003-1 Class A-2	2
GE Commercial Equipment Financing, LLC Series 2003-1 Class A-3	21
GE Commercial Equipment Financing, LLC Series 2003-1 Class A-4	2
GE Commercial Equipment Financing, LLC Series 2003-1 Class B	2